UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 0-24649

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP 401(k)/PROFIT SHARING

PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2009 and 2008

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Republic Bancorp 401(k)/Profit Sharing Plan and Trust

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Louisville, Kentucky

June 29, 2010

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS
Investments, at fair value:
Republic Bancorp, Inc. Common Stock (Class A & B)	$2,447,887	$2,722,274
Mutual funds	22,488,250	16,373,852
Participant Self-Directed Brokerage Accounts:
Republic Bancorp, Inc. Common Stock (Class A & B)	1,487,767	1,985,846
Other stocks	1,185,413	1,045,001
Mutual funds	1,913,282	2,142,882
Total Investments, at fair value	29,522,599	24,269,855

Accrued employer contributions	23,984	365,852

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$29,546,583	$24,635,707

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 3)	$1,563,688	$(4,019,435)
Interest and dividends	694,561	741,533
	2,258,249	(3,277,902)
Contributions:
Employer	1,268,512	1,028,732
Participants’	2,438,059	2,205,183
Rollover	98,756	117,677
	3,805,327	3,351,592

Total additions	6,063,576	73,690

Deductions from net assets attributed to:
Benefits paid to participants	1,047,305	2,084,472
Administrative expenses	105,395	109,460

Total deductions	1,152,700	2,193,932

Net increase / (decrease)	4,910,876	(2,120,242)
Net assets available for benefits:
Beginning of year	24,635,707	26,755,949

End of year	$29,546,583	$24,635,707

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 — PLAN DESCRIPTION

The following description of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) is provided for general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service and are age 21 or older. The employer match begins after six months of completed service and the Company discretionary match, if applicable, will be awarded to eligible participants who are actively employed at the last day of the plan year and have completed 1,000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants in the Plan may contribute up to the maximum legal limit. For the 2009 plan year, if a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant’s annual eligible compensation. For the 2008 plan year, if a participant elected to make a contribution to the Plan, the Employer made a matching contribution of 50% of the first 5% of the participant’s annual contributions. In addition, the Employer may award a discretionary bonus match for meeting certain corporate financial performance goals. The discretionary bonus match awarded for the year ended December 31, 2009 and 2008 was $0 and $343,000, respectively.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of plan earnings and forfeitures of terminated participants’ nonvested accounts and is charged with withdrawals and an allocation of administrative expenses. Income is allocated on a basis proportional to account balances, and forfeitures are allocated on a basis proportional to Employer matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting:  For the 2009 and 2008 plan years, Participants are immediately vested in their contributions plus actual earnings thereon. For the 2009 plan year, Participants are 100% vested in the remainder of their accounts, including Company contributions plus earnings thereon, after two years of employment. For the 2008 plan year, vesting in the remainder of their accounts, plus earnings thereon, was based on years of continuous service at a rate of 20% per year.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 — PLAN DESCRIPTION (Continued)

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested interest in the account, or periodic installments over a period not exceeding the life expectancy of the participant or joint lives of the participant and spouse. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent.

Investment Options:  All investment accounts are participant directed. Participants may change their investment options up to 20 times per calendar year and may direct employee contributions in 1% increments into certain mutual funds offered as investment options by the Plan, or shares of the Company’s common stock. Participants also have the option to self direct into investments other than those provided by the Plan, subject to market availability. Such investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan, including qualified employer securities. Participant Self-Directed Brokerage Accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan. Employer match contributions are allocated ratably based on each participant’s contribution to their investment options.

Republic Bancorp, Inc. Common Stock:  The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of Republic’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

Forfeitures:  Participant forfeitures of employer contributions are reallocated to remaining participants proportional to Employer matching contributions. As of December 31, 2009 and 2008, $25,021 and $87,194 of forfeited employer matching contributions were available to be allocated to participants.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:  In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for periods ending after September 15, 2009.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures.  The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

Issued But Not Yet Effective Accounting Policy: In January 2010, the FASB amended disclosure requirements regarding fair value measurements through the issuance of ASU 2010-6, both expanding upon required disclosures and clarifying existing disclosure requirements. These new disclosures and clarifications of existing disclosures are generally effective for the Plan beginning with the 2010 plan year; however certain of the additional disclosures are not effective until the Plan year ended December 31, 2011.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  The fair values of Republic Bancorp, Inc. common stock and other common stocks are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis at December 31, 2009 and 2008 are summarized below:

	Fair Value Measurements at December 31, 2009 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Participant-Directed investments, Other Than Self-Directed Brokerage Accounts

Stocks:

State commercial banks	$2,447,887	$—	$—	$2,447,887

Mutual Funds:

Money Market	1,872,314	—	—	1,872,314
Equity	13,086,917	—	—	13,086,917
Balanced	71,733	—	—	71,733
Fixed Income	7,457,286	—	—	7,457,286
Total	22,488,250	—	—	22,488,250

Participant Self-Directed Brokerage Accounts:

Stocks:

Crude Petroleum and Natural Gas	45,370	—	—	45,370
Oil and Gas Field Exploration Services	896	—	—	896
Oil and Gas Field Services, NEC	4,213	—	—	4,213
Canned Fruits, Vegetables, Preserves, Jams, and Jellies	21,380	—	—	21,380
Cookies and Crackers	5,436	—	—	5,436
Bottled and Canned Soft Drinks and Carbonated Water	20,158	—	—	20,158
Flavoring Extracts and Flavoring Syrups, NEC	4,835	—	—	4,835
Cigarettes	96,361	—	—	96,361
Chewing and Smoking Tobacco and Snuff	8,834	—	—	8,834
Hardwood Dimension and Flooring Mills	2,379	—	—	2,379
Newspapers: Publishing, or Publishing and Printing	1	—	—	1
Alkalies and Chlorine	876	—	—	876
Medicinal Chemicals and Botanical Products	3,670	—	—	3,670
Pharmaceutical Preparations	69,619	—	—	69,619
Biological Products, Except Diagnostic Substances	16,971	—	—	16,971
Soaps and Other Detergents, Except Specialty Cleaners	22,372	—	—	22,372
Paints, Varnishes, Lacquers, Enamels and Allied Products	4,879	—	—	4,879
Petroleum Refining	99,969	—	—	99,969
Primary Production of Aluminum	4,836	—	—	4,836

(continued)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2009 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Stocks (continued):

Rolling, Drawing, and Extruding of Nonferrous Metals	12,520	—	—	12,520
Plumbing Fixture Fittings and Trim	23,760	—	—	23,760
Steam, Gas, and Hydraulic Turbines, and Turbine Generator Set Units	80,643	—	—	80,643
Farm Machinery and Equipment	2,705	—	—	2,705
Electronic Computers	38,559	—	—	38,559
Computer Storage Devices	524	—	—	524
Computer Peripheral Equipment, NEC	335	—	—	335
Automatic Vending Machines	5,639	—	—	5,639
Telephone and Telegraph Apparatus	1,566	—	—	1,566
Radio and Television Broadcasting and Communications Equipment	900	—	—	900
Semiconductors and Related Devices	36,013	—	—	36,013
Motor Vehicles and Passenger Car Bodies	42,170	—	—	42,170
Aircraft Engines and Engine Parts	27,764	—	—	27,764
Surgical and Medical Instruments and Apparatus	23,963	—	—	23,963
Electromedical and Electrotherapeutic Apparatus	8,690	—	—	8,690
Watches, Clocks, Clockwork Operated Devices, and Parts	5,638	—	—	5,638
Railroads, Line-Haul Operating	4,849	—	—	4,849
Courier Services, Except by Air	2,869	—	—	2,869
Radiotelephone Communications	656	—	—	656
Telephone Communications, Except Radiotelephone	18,683	—	—	18,683
Radio Broadcasting Stations	414	—	—	414
Cable and Other Pay Television Services	41	—	—	41
Electric Services	66,201	—	—	66,201
Natural Gas Transmission and Distribution	9,353	—	—	9,353
Electric and Other Services Combined	4,887	—	—	4,887
Refuse Systems	410	—	—	410
Groceries and Related Products, NEC	327	—	—	327
Beer and Ale	8,704	—	—	8,704
Hardware Stores	10,415	—	—	10,415
Variety Stores	5,345	—	—	5,345
Grocery Stores	2,053	—	—	2,053
Retail Bakeries	207	—	—	207

(continued)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2009 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Stocks (continued):

Gasoline Service Station	7,866	—	—	7,866
Women’s Clothing Stores	2,116	—	—	2,116
Radio, Television, and Consumer Electronics Stores	11,522	—	—	11,522
Eating Places	14,361	—	—	14,361
Drug Stores and Proprietary Stores	639	—	—	639
Catalog and Mail-Order Houses	43,210	—	—	43,210
National Commercial Banks	98,163	—	—	98,163
State Commercial Banks	1,510,274	—	—	1,510,274
Commercial Banks, NEC	12,095	—	—	12,095
Savings Institutions, Not Federally Chartered	12	—	—	12
Investment Advice	183	—	—	183
Fire, Marine, and Casualty Insurance	11,204	—	—	11,204
Land Subdividers and Developers, Except Cemeteries	4,911	—	—	4,911
Offices of Bank Holding Companies	11,025	—	—	11,025
Real Estate Investment Trusts	5,152	—	—	5,152
Prepackaged Software	18,340	—	—	18,340
Information Retrieval Services	4,340	—	—	4,340
Business Services, NEC	657	—	—	657
Motion Picture and Video Tape Production	175	—	—	175
Theatrical Producers	85	—	—	85
Home Health Care Services	36,992	—	—	36,992
Total Participant Self Directed Stocks	2,673,180	—	—	2,673,180

Mutual Funds:

Money Market	1,032,947	—	—	1,032,947
Equity	722,073	—	—	722,073
Balanced	124,056	—	—	124,056
Fixed Income	34,206	—	—	34,206
Total Participant Self Directed Mutual Funds	1,913,282	—	—	1,913,282

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2008 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Republic Bancorp, Inc. Common Stock (Class A and Class B)	$2,722,274	$—	$—	$2,722,274
Mutual Funds	16,373,852	—	—	16,373,852

Participant Self-Directed Brokerage Accounts:
Republic Bancorp, Inc. Common Stock (Class A and Class B)	1,985,846	—	—	1,985,846
Other Stocks	1,045,001	—	—	1,045,001
Mutual Funds	2,142,882	—	—	2,142,882

Payment of Benefits:  Benefits are recorded when paid.

Risks and Uncertainties:  The Plan provides for various investment options in mutual funds, Company Stock and other securities. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 3 — INVESTMENTS

Nationwide Investment Company has been the Plan custodian since July 1, 2006. The custodian of the Plan held investment assets and executed transactions therein.

Investments, at fair value, that represent 5% or more of the Plan’s net assets in either year are presented below:

December 31,	2009		2008

Republic Bancorp, Inc. (Class A and Class B) (1)	$3,935,654		$4,708,120

Mutual Funds:
Alger Capital Appreciation Instl 1	3,231,384		380	(2)
American Century Diversified Bond A	3,003,414		—
American Funds Growth Fund of America	972	(2)	1,945,109
CRM Mid Cap Value Investor Share	2,677,206		1,705,040
JPMorgan Intrepid Value A	1,055	(2)	1,612,509
Nationwide Money Market Institutional	1,872,314		2,104,714
Putnam Equity Income A	2,401,228		—
TCW Total Return Bond N	2	(2)	2,209,523
Victory for Income A	4,450,990		3,789,150
Victory Small Company Opportunity A	1,987,547		—

(1)       Party-in-interest

(2)       Investment did not meet the 5% threshold; shown for comparative purposes

During the years ended December 31, 2009 and 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Net Change in Fair Value

December 31, (in thousands)	2009	2008

Mutual Funds	$3,297,809	$(4,492,386)
Republic Bancorp, Inc. Common Stock (Class A and Class B)	(772,466)	937,984
Common stock and mutual funds in participant self-directed brokerage accounts	(961,655)	(465,033)
Net change in fair value	$1,563,688	$(4,019,435)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Nationwide Trust Company, FSB (“Nationwide”) is the Trustee as defined by the Plan and, therefore, transactions of the plan in investments of Nationwide mutual funds which are managed by an affiliate of the trustee qualify as party-in-interest. Professional fees of approximately $105,000 and $110,000 were paid to Nationwide for the administration of the Plan by the Plan for the years ended December 31, 2009 and 2008. The Company incurred expenses in addition to the Plan for the years ended December 31, 2009 and 2008 in connection with administration of the Plan.

The Plan held 188,626 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2009 and recorded income of $35,615 from its investments in the Employer common stock during the plan year. At December 31, 2008, The Plan held 170,831 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2008 and recorded income of $37,952 from its investments in the Employer common stock during the plan year (Note 3).

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 — INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-digit Plan Number: 001

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  001

(a) Party in Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investments Including Maturity Date and Rate of Interest	(d) Cost**	(e) Current Value

	Plan Investments
**	Republic Bancorp, Inc.	Class A and B Common Stock		$2,447,887

	Mutual Funds

	Aberdeen	Small Cap Class A		$3,990
	AIM	Energy Fund Investor Class		12
	Alger	Capital Appreciation Instl I		3,231,384
	Alger	MidCap Growth Institutional I		4,482
	American Funds	Century Diversified Bond A		3,003,414
	American Funds	Capital World G/I R3		123
	American Funds	Growth Fund of Amer R5		972
	American Funds	New World R1		817
	Baron	Growth Fund		7,841
	BlackRock	Energy & Resources Inv A		61
	BlackRock	Health Sciences Ops Inv A		1,532
	CRM	Mid Cap Value Investor Share		2,677,206
	Dodge & Cox	International Stock		8,097
	Dreyfus	Greater China A		1,125
	Janus	Forty S		5,678
	Janus	Overseas S		4,970
	JPMorgan	Intrepid Value A		1,055
	Mutual	Global Discovery A		1,401,760
*	Nationwide	International Index Instl		389,833
*	Nationwide	Inv Dest Mod Svc		47,048
*	Nationwide	Mid Cap Market Index Instl		223,962
*	Nationwide	Money Market Institutional		1,872,314
*	Nationwide	S&P 500 Index Instl		449,644
*	Nationwide	Small Cap Index Instl		268,292
	Oppenheimer	Developing Markets A		4,893
	Oppenheimer	Gold & Special Minerals B		62
	Prudential	Jennison Natural Resources A		6,063
	Putnam	Equity Income A		2,401,228
	Scout	International		1,519
	TCW	Total Return Bond N		2

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  001

(a) Party in Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investments Including Maturity Date and Rate of Interest	(d) Cost**	(e) Current Value

	Vanguard	Dividend Growth		$2,880
	Vanguard	Wellesley Income		24,685
	Victory	for Income A		4,450,990
	Victory	Small Company Opportunity A		1,987,547
	Wells Fargo	Advantage Small Cap Val Inv		2,769

	Total Mutual Funds			$22,488,250

	Participant Self-Directed Brokerage Accounts:

**	Republic Bancorp, Inc.	Class A and B Common Stock		$1,487,767

	Ameritrade	Self Directed Brokerage		$3,098,695

	Total Plarticipant Self-Directed Brokerage Accounts			$4,586,462

	Total Investments			$29,522,599

* - Denotes party in interest

** - Investment in participant directed, therefore historical cost is not required.

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

FORM 11-K

December 31, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP 401(K)/
PROFIT SHARING PLAN AND TRUST
(Name of Plan)

Date: June 29, 2010	/s/ Kevin Sipes
Kevin Sipes
Executive Vice President &
Chief Financial Officer
Republic Bancorp, Inc.

EXHIBIT INDEX

23.1 Consent of Independent Auditors